

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2021

Diana Correa
Finance Director of Sofgen Pharmaceuticals LLC
Procaps Group, S.A.
21500 Biscayne Boulevard, Suite 600
Aventura, Florida 33180

      Re: Procaps Group, S.A.
         Amendment No. 1 to Registration Statement on Form F-4
         Filed July 30, 2021
         File No. 333-257222

Dear Ms. Correa:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-4

The Background of the Business Combination, page 114

1.   We note the revisions in response to comment 12. Please disclose the enterprise values that correspond to the multiples of EBITDA that are discussed in this section.

Certain Unaudited Procaps Prospective Financial Information, page 128

2.   We note the response to prior comment 17. Given the increases in compound annual growth rates for revenues, gross profits and net income from the 2019-2020 period, please explain the assumptions underlying these projections.

Intellectual Property, page 184

3. We note the table that was added in response to comment 22. Please remove patents that have expired and tell us the significance to your business of the patents that have recently expired.

     You may contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew S. Poulter